Zarlink Delivers Strong Fiscal 2010 and Fourth Quarter Results

•	Accelerating customer demand for network timing and line circuit products drives year-on-year increases in net income, gross margin and cash
•	Quarter-on-quarter revenue increases by $4.1 million or 8% in Q4 Fiscal 2010, Company anticipates continuing growth in Q1, Fiscal 2011

OTTAWA, CANADA, May 27, 2010 – Zarlink Semiconductor (TSX: ZL) today issued Fiscal 2010 year end and fourth quarter results for the 12- and three-month periods ended March 26, 2010.  All figures are is U.S. dollars unless otherwise noted.

Fiscal 2010 Financial Highlights
•	Operating efficiencies and expense reductions drove GAAP net income of $7.7 million, or $0.05 per basic share, compared with a GAAP net loss of $29.5 million or $0.25 per share in Fiscal 2009;
•	Growing customer adoption of new higher margin products combined with supply chain efficiencies drove gross margin improvements, which increased to 51% of revenue, up from 48% in Fiscal 2009;
•	Cash increased by $29.4 million to $74.4 million, as at March 26, 2010;
•	The Company decreased operating expenses by more than $10 million, while maintaining R&D investments in core communications and medical programs.

Q4 Fiscal 2010 Financial Highlights
•	Revenue grew to $58.5 million, up $4.1 million or 8% compared with revenue of $54.4 million in Q3 Fiscal 2010 and exceeded the Company’s guidance range of $56 million to $58 million;
•	Revenue for the Company’s Communication Products group was $40.7 million in Q4 Fiscal 2010, up 20% from Q3 Fiscal 2010 and 48% from the same quarter last year;
•	Gross margin increased to 53%, up from 52% in the previous quarter;
•	GAAP earnings per share of $0.05 exceeded the Company’s guidance range of $0.02 to $0.04 per share excluding foreign exchange.

“Fiscal 2010 was a strong year for Zarlink in terms of financial and operational performance, with sales accelerating in the fourth quarter and now extending into Fiscal 2011,” said Kirk Mandy, President and CEO, Zarlink Semiconductor. “During the year we increased our gross margins, strengthened our bottom-line results and generated significant cash from operations, despite a challenging economic environment. Sales gained momentum as the year progressed, resulting in significant year-over-year and sequential growth in the fourth quarter, which we expect to continue in Fiscal 2011 with first quarter revenue growing sequentially by another 3% to 5%.”

Mr. Mandy continued: “Through customer design wins and the launch of new products throughout the year, we grew our presence in the key network timing and line circuit segments of the communication market, and solidified our position in the medical wireless market. In each of these areas, we believe there are immediate and emerging opportunities where we can leverage our expertise to grow the business. Our leading position in these market segments, combined with our improving balance sheet and cost structure, provide a technology roadmap and a solid financial footing to support our continued progress.”

Fiscal 2010 Financial Results
Fiscal 2010 revenue was $220.1 million, compared with $227.2 million in Fiscal 2009. Communication Products group revenue increased to $141.4 million from $140.0 million in Fiscal 2009 as a result of ramping demand for Zarlink’s network timing and line circuit products in the second half of the year.

Medical Products revenue was $30.0 million compared with $34.7 million in Fiscal 2009. The decline in revenue was due to uncertainty on the part of medical device manufacturers in the United States concerning healthcare reform, and an extended FDA qualification approval for a customer-specific platform lengthened certain product sales timelines.

Custom and Other revenue for Fiscal 2010 increased to $33.2 million, from $29.7 million in Fiscal 2009. Optical Products revenue for Fiscal 2010 was $15.5 million, compared with $22.7 million in Fiscal 2009. On May 17, 2010, Zarlink announced the sale of its Optical Products group to Tyco Electronics. Subsequent to the sale of the Optical Products Group, Zarlink expects to settle its Swedish pension liability in Q1, Fiscal 2011. This will utilize the restricted cash balance of $15.7 million, plus additional cash of $500,000.

Gross margin increased to 51% of revenue in Fiscal 2010, up from 48% of revenue in Fiscal 2009 and 45% of revenue in Fiscal 2008.

The Company continued to reduce expenses in Fiscal 2010, with improvements including:
•	R&D expenses of $43.0 million, a decrease of $3.0 million or 7% compared with $46.0 million in Fiscal 2009;
•	S&A expenses of $43.0 million, a decrease of $7.7 million or 15% compared with $50.6 million in Fiscal 2009.

Fiscal 2010 operating income was $19.1 million, with net income of $7.7 million or $0.05 per basic share and $0.04 per diluted share. Fiscal 2010 results include:
•	A non-cash foreign exchange loss of $10.8 million related primarily to Zarlink’s Canadian dollar denominated debenture;
•	Net interest expense of $3.7 million:
•	Supply chain harmonization costs of $2.9 million related to transferring production with the Company’s foundry partners;
•	Income tax recovery of $4.1 million;
•	Impairment of asset held for sale of $1.2 million, which was partially offset by a $1.1 million recovery of current asset.

For Fiscal 2009, Zarlink recorded an operating loss of $44.4 million and a net loss of $29.5 million, or $0.25 per share, primarily due to a non-cash impairment charge of $46.9 million to write-off the book value of goodwill.

As a supplement to Zarlink's consolidated financial statements presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP), the Company provides additional non-GAAP measures for operating income, net income (loss), and basis and diluted net earnings (loss) per share. For full reconciliation of GAAP to non-GAAP measures, refer to the schedule included with this press release.

Non-GAAP operating income for Fiscal 2010 was $31.0 million, compared with Fiscal 2009 non-GAAP operating income of $23.4 million. Non-GAAP net income in Fiscal 2010 was $26.8 million, or $0.20 per basic share and $0.18 per diluted share. For Fiscal 2009 non-GAAP net income was $20.7 million, or $0.15 per basic share and $0.14 per diluted share.

As at March 26, 2010, Zarlink had cash and short-term investments totaling $74.4 million, compared with $45.0 million at the end of Fiscal 2009.

Fourth Quarter Fiscal 2010 Financial Results
Fourth quarter revenue was $58.5 million, an increase of $4.1 million or 8% compared with Q3 Fiscal 2010 revenue of $54.4 million, and an increase of $7.4 million or 15% compared with Q4 Fiscal 2009 revenue of $51.1 million. Fourth quarter revenue exceeded the Company’s guidance of $56 million to $58 million.

Gross margin in Q4 Fiscal 2010 was 53% of revenue which included $0.3 million in supply chain harmonization costs, compared with 52% of revenue in the previous quarter which included $0.6 million in supply chain harmonization costs. Gross margin in Q4 Fiscal 2009 was 48% of revenue, which included severance costs of $0.8 million.

R&D expenses in Q4 Fiscal 2010 were $11.9 million, or 20% of revenue, compared with Q3 Fiscal 2010 R&D expenses of $10.9 million, or 20% of revenue. Increased R&D expenses in the quarter reflect material spend related to two significant product platform introductions. S&A expenses in Q4 Fiscal 2010 were $11.3 million, or 19% of revenue, compared with Q3 Fiscal 2010 S&A expenses of $11.2 million, or 21% of revenue.

Fourth quarter Fiscal 2010 operating income was $5.0 million, compared with Q3 Fiscal 2010 operating income of $4.5 million and Q4 Fiscal 2009 operating loss of $49.6 million. Net income in Q4 Fiscal 2010 was $6.8 million or $0.05 per share, which included a non-cash foreign exchange loss of $1.2 million related primarily to Zarlink’s Canadian dollar denominated debenture. Earnings per share exceed Q4 guidance of $0.02 to $0.04 per share, which excluded the impact of foreign exchange. In Q3 Fiscal 2010 Zarlink recorded net income of $0.6 million or break-even per share, which included a non-cash foreign exchange loss of $2.7 million. In Q4 Fiscal 2009 Zarlink recorded a net loss of $50.0 million, or $0.41 per share.

Non-GAAP operating income for Q4 Fiscal 2010 was $7.9 million, compared with Q3 Fiscal 2010 non-GAAP operating income of $7.3 million and Q4 Fiscal 2009 non-GAAP operating income of $3.8 million. Non-GAAP net income in Q4 Fiscal 2010 was $6.9 million, or $0.05 per share. For Q3 Fiscal 2010 non-GAAP net income was $6.1 million, or $0.05 per basic share and $0.04 per diluted share. For Q4 Fiscal 2009 non-GAAP net income was $1.3 million, or $0.01 per share.

On May 27, 2010 Zarlink declared a quarterly dividend of CDN$0.50 per share on its preferred shares (TSX:ZL.PR.A) payable on June 29, 2010 to preferred shareholders of record as of June 4, 2010. Dividends paid by Zarlink to Canadian residents are eligible dividends for Canadian income tax purposes.

Fourth Quarter Fiscal 2010 Business Summary
Fourth quarter revenue from Zarlink’s Communication Products Group was $40.7 million, up 20% compared with revenue of $33.8 million in Q3 Fiscal 2010 and 48% from revenue of $27.6 million in Q4 Fiscal 2009. The increase was due to very strong customer design activity for Zarlink’s line circuit and packet timing products.  In the quarter, Zarlink introduced a Timing over Packet reference design with Freescale Semiconductor that simplifies and speeds the development of new equipment for wireless service providers evolving to packet networks to support bandwidth-intense smartphone applications.

Q4 Fiscal 2010 revenue for the Company’s Medical Products Group was $5.3 million, compared with Q3 Fiscal 2010 revenue of $7.9 million and Q4 Fiscal 2009 revenue of $9.5 million.

Custom and Other revenue in Q4 Fiscal 2010 was $9.2 million, compared with $8.2 million in Q3 Fiscal 2010 and $9.8 million in Q4 Fiscal 2009. Optical Products revenue in Q4 Fiscal 2010 was $3.3 million, compared with revenue of $4.5 million in Q3 Fiscal 2010 and Q4 Fiscal 2009 revenue of $4.2 million.

First Quarter Fiscal 2011 Guidance
“Design activity with new and existing customers across key areas of our portfolio is approaching record levels,” said Mr. Mandy. “As a result, we expect sequential revenue growth of 3% to 5%, excluding revenue from our divested Optical Products group, based on continuing design wins for our packet network timing and new Clockcenter solutions, ramping demand for our line circuit products, and a strengthening end-market for our medical wireless technologies.”

The opening backlog at the start of Q1 Fiscal 2011, adjusted to exclude optical products, was $58 million. Opening backlog at the start of Q4 Fiscal 2010, adjusted to exclude optical products, was $52 million. For Q1 Fiscal 2011 Zarlink is forecasting:
•	Revenue between $57.0 million and $58.5 million;
•	Gross margins between 50% and 51%, excluding supply chain harmonization costs of approximately $0.2 million;
•	Operating expenses between $21 million and $22 million, excluding amortization of intangibles;
•	A one-time charge of $2.0 million related to the settlement of the Swedish pension liability, which will utilize the restricted cash balance of $15.7 million plus additional cash of $500,000;
•
Excluding any potential impact of foreign exchange, and including a $0.07 per share gain on sale of the Optical Products Group and a $0.02 per share loss on the settlement of the Swedish pension liability, Zarlink expects Q1 earnings of $0.07 to $0.09 per share.

 Analyst Conference Call
An open conference call for analysts will be held on May 27, 2010 beginning at 5:00 p.m. EDT. Access the call by dialing 1-877-974-0447. Investors, media and other parties are listen-only. For a replay, call 1-877-289-8525, Access Code 4301420# or 416-640-1917, Access Code 4301420#.The replay is available until midnight on June 10th, 2010. A live audio webcast will be available through http://www.marketwire.com/ (Marketwire) or from the Company's website at http://www.zarlink.com/.

About Zarlink Semiconductor
Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The company’s core capabilities include network timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over cable and broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world’s largest original equipment manufacturers, Zarlink’s highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
(in thousands of U.S dollars, except per share amounts, U.S. GAAP)
(Unaudited)

	Three Months Ended			Year Ended
	Mar. 26,	Dec. 25,	Mar. 27,	Mar. 26,	Mar. 27,
	2010	2009	2009	2010	2009
Revenue	$58,512	$54,425	$51,101	$220,141	$227,165
Cost of revenue	27,544	26,074	26,745	107,028	118,131
Gross margin	30,968	28,351	24,356	113,113	109,034

Expenses:
Research and development	11,909	10,930	12,434	42,976	45,994
Selling and administrative	11,345	11,219	13,683	42,981	50,643
Amortization of intangible assets	1,803	1,803	1,846	7,234	7,384
Contract impairment (recovery)	-	(94)	138	715	280
Impairment (recovery) of current asset	(284)	-	-	(1,052)	3,000
Impairment of asset held for sale	1,185	-	-	1,185	1,200
Goodwill impairment	-	-	46,887	-	46,887
Gain on sale of business	-	-	(1,000)	-	(1,000)
Gain on sale of assets	-	-	-	-	(936)
	25,958	23,858	73,988	94,039	153,452
Operating income (loss)	5,010	4,493	(49,632)	19,074	(44,418)

Gain (loss) on repurchase of convertible debentures	-	-	-	(316)	3,593
Amortization of debt issue costs	(160)	(161)	(160)	(641)	(689)
Interest income	27	69	76	184	1,184
Interest expense	(1,006)	(985)	(852)	(3,867)	(4,145)
Foreign exchange gain (loss)	(1,245)	(2,719)	2,108	(10,843)	14,028
Net income (loss) before income taxes	2,626	697	(48,460)	3,591	(30,447)
Income tax recovery (expense)	4,193	(66)	(1,516)	4,063	903

Net income (loss)	$6,819	$631	$(49,976)	$7,654	$(29,544)

Net income (loss) attributable to common shareholders	$6,268	$112	$(50,304)	$5,510	$(31,717)

Net income (loss) per common share:
Basic	$0.05	$0.00	$(0.41)	$0.05	$(0.25)
Diluted	$0.05	$0.00	$(0.41)	$0.04	$(0.25)

Weighted average number of common shares outstanding (thousands):
Basic	121,518	122,293	122,426	122,163	124,798
Diluted	152,754	123,652	122,426	123,444	124,798

Percentage of revenue:
Gross margin	53%	52%	48%	51%	48%
Research and development	20%	20%	24%	20%	20%
Selling and administrative	19%	21%	27%	20%	22%

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Three Months Ended			Year Ended
	Mar. 26,	Dec. 25,	Mar. 27,	Mar. 26,	Mar. 27,
	2010	2009	2009	2010	2009
CASH PROVIDED BY (USED IN)
Operating activities:
Net income (loss)	$6,819	$631	$(49,976)	$7,654	$(29,544)
Depreciation of fixed assets	916	939	1,118	3,780	4,706
Amortization of other assets	1,963	1,964	2,006	7,875	8,073
Stock compensation expense	423	475	540	1,586	2,115
Deferred income taxes	(4,056)	162	632	(3,811)	2,813
Other non-cash changes in operating activities	2,651	2,802	(2,019)	12,508	(12,808)
Goodwill impairment	-	-	46,887	-	46,887
Decrease (increase) in working capital:
Trade accounts and other receivables	3,054	(6,615)	621	(2,482)	3,712
Inventories	310	3,809	307	1,596	992
Prepaid expenses and other	(258)	951	(364)	376	3,380
Payables and other accrued liabilities	3,396	1,671	1,117	3,188	(15,153)
Deferred revenue	(53)	1,770	(565)	3,632	292
Total	15,165	8,559	304	35,902	15,465

Investing activities:
Expenditures for fixed assets	(281)	(998)	(524)	(2,265)	(3,594)
Increase in restricted cash and cash equivalents	(930)	-	(517)	(930)	(517)
Proceeds from sale of fixed assets	15	-	-	15	984
Matured short-term investments	-	-	240	-	240
Proceeds from sale of business	-	-	1,000	-	1,000
Total	(1,196)	(998)	199	(3,180)	(1,887)

Financing activities:
Repurchase of convertible debentures	-	-	-	(13)	(2,594)
Payment of dividends on preferred shares	-	(474)	(417)	(1,417)	(1,939)
Repurchase of preferred shares	(174)	(144)	(206)	(1,023)	(1,386)
Repurchase of common shares	(162)	(642)	-	(804)	(2,707)
Repurchase of treasury shares	(1,289)	-	-	(1,289)	-
Exercise of stock options	75	-	-	75	-
Total	(1,550)	(1,260)	(623)	(4,471)	(8,626)

Effect of currency translation on cash	45	(102)	(153)	1,112	(2,307)

Increase (decrease) in cash and cash equivalents	12,464	6,199	(273)	29,363	2,645

Cash and cash equivalents, beginning of period	61,905	55,706	45,279	45,006	42,361

Cash and cash equivalents, end of period	$74,369	$61,905	$45,006	$74,369	$45,006

Zarlink Semiconductor Inc.
CONSOLIDATED BALANCE SHEETS DATA
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Mar. 26,	Dec. 25,	Mar. 27,
	2010	2009	2009
ASSETS

Current assets:
Cash and cash equivalents	$74,369	$61,905	$45,006
Restricted cash and cash equivalents	15,720	14,704	13,145
Trade accounts receivable – net	27,038	30,352	24,556
Other accounts receivable – net	4,248	3,987	4,300
Inventories – net	26,225	26,535	27,821
Prepaid expenses and other	2,305	2,048	2,681
Current assets held for sale	750	1,935	1,935
Deferred income tax assets – current portion	2,000	-	-
	152,655	141,466	119,444

Fixed assets – net	10,992	11,528	12,530
Deferred income tax assets – net	7,584	5,561	5,800
Intangible assets – net	41,871	43,674	49,106
Other assets	1,603	2,081	2,655
	$214,705	$204,310	$189,535

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade accounts payable	$15,178	$11,885	$12,018
Employee-related payables	13,452	10,269	9,478
Income and other taxes payable	1,006	746	482
Current portion of provisions for exit activities	379	1,574	3,645
Other accrued liabilities	7,123	8,332	6,454
Deferred revenue	4,493	4,546	861
Deferred income tax liabilities – current portion	29	31	28
	41,660	37,383	32,966

Long-term debt – convertible debentures	68,900	67,567	57,203
Long-term portion of provisions for exit activities	246	323	200
Pension liabilities	16,636	16,208	14,690
Deferred income tax liabilities – long-term portion	-	31	28
Long-term accrued income taxes	2,208	2,192	2,408
Other long-term liabilities	569	545	830
	130,219	124,249	108,325

Redeemable preferred shares, unlimited shares authorized; 1,001,600 shares issued and 999,000 outstanding as at March 26, 2010	12,787	12,884	13,558

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 121,606,782 shares issued and 120,906,782 outstanding as at March 26, 2010	733,357	734,337	738,818
Treasury shares, at cost, 700,000 shares	(1,289)	-	-
Additional paid-in capital	39,838	38,795	33,969
Deficit	(664,110)	(670,454)	(669,872)
Accumulated other comprehensive loss	(36,097)	(35,501)	(35,263)
	71,699	67,177	67,652
	$214,705	$204,310	$189,535

Zarlink Semiconductor Inc.
SUPPLEMENTARY SCHEDULES
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)
Geographic Information:

Revenue, based on the geographic location of Zarlink’s customers, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	Mar. 26, 2010	Total	Dec. 25, 2009	Total	Mar. 27, 2009	Total

Asia – Pacific	$31,563	54%	$26,487	49%	$24,434	48%
Europe	15,323	26	16,617	31	12,659	25
Americas	11,626	20	11,321	20	14,008	27
	$58,512	100%	$54,425	100%	$51,101	100%

	Year		Year
	Ended	% of	Ended	% of
	Mar. 26, 2010	Total	Mar. 27, 2009	Total

Asia – Pacific	$115,622	53%	$113,659	50%
Europe	59,625	27	59,276	26
Americas	44,894	20	54,230	24
	$220,141	100%	$227,165	100%

Product Group Information:

Revenue, based on product group, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	Mar. 26, 2010	Total	Dec. 25, 2009	Total	Mar. 27, 2009	Total

Communication Products	$40,724	69%	$33,818	62%	$27,572	54%
Medical Products	5,266	9	7,937	15	9,488	19
Optical Products	3,279	6	4,463	8	4,209	8
Custom & Other	9,243	16	8,207	15	9,832	19
	$58,512	100%	$54,425	100%	$51,101	100%

	Year		Year
	Ended	% of	Ended	% of
	Mar. 26, 2010	Total	Mar. 27, 2009	Total

Communication Products	$141,386	64%	$140,036	62%
Medical Products	29,986	14	34,683	15
Optical Products	15,525	7	22,700	10
Custom & Other	33,244	15	29,746	13
	$220,141	100%	$227,165	100%

Non-GAAP Measures

As a supplement to Zarlink’s consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company provides additional non-GAAP measures for operating income, net income (loss), and basic and diluted net income (loss) per share.

A non-GAAP financial measure is a numerical measure of a company's performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.  The Company believes that the additional non-GAAP measures are useful to investors for the purpose of financial analysis.  Management uses these measures internally to evaluate the Company's in-period operating performance before gains, losses and other charges that are considered by management to be outside of the Company's core operating results.  These non-GAAP financial measures should assist investors in understanding how management views our core results of operations on an on-going basis, as well as enhance comparisons of our core results of operations with historical periods.  In addition, the measures are used for planning and forecasting of the Company's future periods.  Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.  The non-GAAP financial measures do not reflect all costs associated with our operations as determined in accordance with GAAP. Other companies may exclude or include different items in a particular non-GAAP financial measure, or provide different non-GAAP financial measures to those provided by Zarlink. Therefore, our non-GAAP financial measures are unlikely to be comparable to those presented by other companies.

Reconciliations of historical presentations of non-GAAP measures to their most directly comparable GAAP financial measures are provided in the following table.  The Company is unable to reconcile these non-GAAP measures on a forward-looking basis primarily because it is impractical to project certain events, such as the impact of foreign exchange gains/losses.

Zarlink Semiconductor Inc.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in thousands of U.S. dollars, except per share amounts)
(Unaudited)

	Three Months Ended			Year Ended
	Mar. 26,	Dec. 25,	Mar. 27,	Mar. 26,	Mar. 27,
	2010	2009	2009	2010	2009

GAAP net income (loss)	$6,819	$631	$(49,976)	$7,654	$(29,544)
Amortization of intangible assets	1,803	1,803	1,846	7,234	7,384
Goodwill impairment	-	-	46,887	-	46,887
Contract impairment (recovery)	-	(94)	138	715	280
Foreign exchange loss (gain)	1,245	2,719	(2,108)	10,843	(14,028)
Restructuring and supply chain harmonization	(282)	592	5,018	2,291	8,902
Impairment of asset held for sale	1,185	-	-	1,185	1,200
Impairment (recovery) of current asset	(284)	-	-	(1,052)	3,000
Stock compensation expense	423	475	540	1,586	2,115
Gain on sale of business	-	-	(1,000)	-	(1,000)
Gain on sale of assets	-	-	-	-	(936)
Loss (gain) on repurchase of convertible debentures	-	-	-	316	(3,593)
Recovery related to deferred tax asset	(4,000)	-	-	(4,000)	-
Non-GAAP net income	$6,909	$6,126	$1,345	$26,772	$20,667

GAAP operating income (loss)	$5,010	$4,493	$(49,632)	$19,074	$(44,418)
Amortization of intangible assets	1,803	1,803	1,846	7,234	7,384
Goodwill impairment	-	-	46,887	-	46,887
Contract impairment (recovery)	-	(94)	138	715	280
Restructuring and supply chain harmonization	(282)	592	5,018	2,291	8,902
Impairment of asset held for sale	1,185	-	-	1,185	1,200
Impairment (recovery) of current asset	(284)	-	-	(1,052)	3,000
Stock compensation expense	423	475	540	1,586	2,115
Gain on sale of business	-	-	(1,000)	-	(1,000)
Gain on sale of assets	-	-	-	-	(936)
Non-GAAP operating income	$7,855	$7,269	$3,797	$31,033	$23,414

GAAP net income (loss) per common share - basic	$0.05	$0.00	$(0.41)	$0.05	$(0.25)
Amortization of intangible assets	0.01	0.01	0.02	0.06	0.06
Goodwill impairment	-	-	0.38	-	0.38
Contract impairment (recovery)	-	(0.00)	0.00	0.01	0.00
Foreign exchange loss (gain)	0.01	0.02	(0.02)	0.09	(0.11)
Restructuring and supply chain harmonization	(0.00)	0.00	0.04	0.02	0.07
Impairment of asset held for sale	0.01	-	-	0.01	0.01
Impairment (recovery) of current asset	(0.00)	-	-	(0.01)	0.02
Stock compensation expense	0.00	0.00	0.00	0.01	0.02
Gain on sale of business	-	-	(0.01)	-	(0.01)
Gain on sale of assets	-	-	-	-	(0.01)
Loss (gain) on repurchase of convertible debentures	-	-	-	0.00	(0.03)
Recovery related to deferred tax asset	(0.03)	-	-	(0.03)	-
Non-GAAP net income per common share – basic*	$0.05	$0.05	$0.01	$0.20	$0.15

GAAP net income (loss) per common share - diluted	$0.05	$0.00	$(0.41)	$0.04	$(0.25)
Amortization of intangible assets	0.01	0.01	0.02	0.05	0.05
Goodwill impairment	-	-	0.38	-	0.30
Contract impairment (recovery)	-	(0.00)	0.00	0.00	0.00
Foreign exchange loss (gain)	0.01	0.02	(0.02)	0.07	(0.09)
Restructuring and supply chain harmonization	(0.00)	0.00	0.04	0.02	0.06
Impairment of asset held for sale	0.01	-	-	0.01	0.01
Impairment (recovery) of current asset	(0.00)	-	-	(0.01)	0.02
Stock compensation expense	0.00	0.00	0.00	0.01	0.01
Gain on sale of business	-	-	(0.01)	-	(0.01)
Gain on sale of assets	-	-	-	-	(0.01)
Loss (gain) on repurchase of convertible debentures	-	-	-	0.00	(0.02)
Recovery related to deferred tax asset	(0.03)	-	-	(0.03)	-
Effect of dilutive potential common shares	-	0.00	-	0.01	0.07
Non-GAAP net income per common share – diluted*	$0.05	$0.04	$0.01	$0.18	$0.14

Shares used to calculate non-GAAP net income per common share – basic	121,518	122,293	122,426	122,163	124,798
Shares used to calculate non-GAAP net income per common share – diluted	152,754	152,576	122,426	152,371	153,731
* Amounts may not add due to rounding.